Exhibit 23.5

Independent Accountants’ Consent

We consent to the incorporation by reference in the Registration Statement on Form S-4 (Amendment 1) of Provident Bankshares Corporation of our report dated February 24, 2004, relating to the consolidated balance sheets of Essex Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003 as filed in the Current Report on Form 8-K filed by Southern Financial Bancorp, Inc, and to the reference to our firm under the heading “Experts” in the Proxy Statement-Prospectus.

/s/ KPMG LLP

Norfolk, Virginia

March 10, 2004